MAIL STOP 05-11
April 18, 2005

Mr. Vincent Markovitch, President
Alpha Motorsport, Inc.
240 12th Street
New Westminster, BC
Canada  V3M 4H2

      Re:	Alpha Motorsport, Inc.
   Registration Statement on Form SB-2
      File No. 333-119930
      Amendment No. 3 Filed March 30, 2005

Dear Mr. Markovitch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the loans held by Paramount will become due and payable while this offering is ongoing. The staff is concerned with attachment by Paramount of the proceeds of this offering in satisfaction of these loans prior to the time the offering closes. Revise the prospectus throughout, including the Summary, Risk Factors, Plan of Distribution, and Use of Proceeds sections, to clarify that in addition to the material adverse impact attachment by
Paramount of these proceeds could have on your business, such an attachment made prior to the closing of this offering would leave subscribers with little or no funds with which to be repaid from the separate bank account in the event you are not able to close the offering. Disclose the fact that subscribers could be rendered creditors of the company with no recourse against the company for their funds other than to themselves attach any remaining assets of the company.

2. Please disclose the undertakings you intend to make in the event
Paramount calls on the outstanding loans prior to the time this offering terminates.

3. Affirmatively state in the second paragraph of the Summary of Prospectus section that no portion of the offering proceeds will be used to repay any loans prior to completion of this offering.

4. The disclosure indicates that you commenced operations in February
2005.  The financials for the three month period ended December
31,
2004 indicate you generated $29,853. We do not understand how you generated this revenue prior to commencing operations.

5. The disclosure also indicates that as of December 31, 2004, you acquired an inventory of 4 cars. We note from your website, however, that you have 18 cars for sale, 11 of which are listed as "sold." As a general rule, the disclosure on your website should agree with the prospectus. Update your prospectus entirely, with particular regard to the Use of Proceeds, Business and MD&A sections to reflect any and all material subsequent events to date. This would include, but not be limited to, your recent business developments and your substantially increased inventory purchases and sales.

6. Provide your available cash balance as of the most recent practicable date in the MD&A and the Summary sections.


Financial Statements

Note 1 - Nature and continuance of operations, page 39

7. We note your response to our prior comment 9 that you have changed
the fiscal year end to June 30.  However, your note 1 still
indicates
that the company`s intended year end is December 31.   Please
revise
or advise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

         Any questions regarding the financial statements may be directed to Raj Rajan at (202) 942-1941 and any other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc: 	Michael M. Kessler, Esq.
	Fax: (916) 239-4008

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Alpha Motorsport, Inc.
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